EXHIBIT 99.1

                                  Risk Factors

               You should carefully consider the risk factors set forth below as well as the other information contained in this Quarterly Report on Form 10-Q. The risks described below are not the only risks of owning the Company's securities. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such case, a holder of the Company's securities may lose all or part of his original investment.

               References in "Risk Factors" to "we," "us" and "our" refer to the Company, as defined in the Quarterly Report on Form 10-Q (the "10-Q"). All other terms used and not defined herein shall have the meanings given to them in the 10-Q. Certain statements in "Risk Factors" are forward-looking statements. See "Part II, Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Special Note Regarding Forward-Looking Statements" of the 10-Q.

Risks Relating to Our Indebtedness
----------------------------------

               Our substantial debt could impair our financial condition and prevent us from fulfilling our obligations under our indebtedness.

               We are highly leveraged and have substantial debt service obligations. As of June 30, 2002, on a pro forma basis after giving effect to the Refinancing Transactions, we had approximately $1.220 billion of indebtedness outstanding. In addition, we had approximately $75.0 million available for borrowing by Venetian under the Revolving Facility.

               Our substantial indebtedness could have important consequences to the holders of our securities. For example, it could:

o make it more difficult for us to satisfy our obligations with respect to our indebtedness;

o increase our vulnerability to general adverse economic and industry conditions;

o impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

o require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations;

o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

o place us at a competitive disadvantage compared to our competitors that have less debt; and

o subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt is and will continue to be at variable rates of interest. Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

               We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our existing indebtedness do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our or our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

               The terms of our Senior Secured Credit Facility and the Indenture may restrict our current and future operations, particularly our ability to respond to changes or to take some actions.

               The Senior Secured Credit Facility contains, and any future refinancing of this facility likely would contain, a number of restrictive covenants that impose significant operating and financial restrictions on us. The Senior Secured Credit Facility includes covenants restricting, among other things, our ability to:

o    incur additional debt, including guarantees;

o    incur liens;

o    dispose of assets;

o    make certain acquisitions;

o    pay dividends and make other restricted payments;

o    enter into sale and leaseback transactions;

o    engage in any new businesses;

o    issue preferred stock; and

o    enter into transactions with our shareholders and our affiliates.

               The Indenture also contains numerous covenants  including,  among
other  things,   restrictions   on  our  ability  and  that  of  our  restricted
subsidiaries to:

o    incur additional debt, including guarantees;

o    use assets as security in other transactions;

o    create liens or other encumbrances;

o    make certain payments and investments;

o    sell or otherwise dispose of assets;

o    engage in transactions with our affiliates;

o    enter into certain leases;

o    merge or consolidate with another entity; and

o    transfer all or substantially all assets.

               The Senior Secured Credit Facility also includes financial covenants, including requirements that we satisfy:

o    a minimum net worth test;

o    a maximum capital expenditure test;

o    a minimum interest coverage ratio; and

o    a maximum leverage ratio.

               In  addition,  our other debt and future debt or other  contracts
could  contain   financial  or  other  covenants  more  restrictive  than  those applicable to our existing indebtedness.

               Our failure to comply with the covenants contained in the Senior Secured Credit Facility or the Indenture, including our failure as a result of events beyond our control, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

               If there were an event of default under one of our debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under the Senior Secured Credit Facility, the lenders under that facility could proceed against the collateral securing that indebtedness. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under the Senior Secured Credit Facility before any proceeds would be available to make payments on the Mortgage Notes. See "-- The collateral securing the Mortgage Notes is subject to control by creditors with first-priority liens that rank ahead of the liens securing the Mortgage Notes. If there is a default, the value of the collateral may not be sufficient to repay both the first-priority creditors and the holders of the Mortgage Notes." In addition, any event of default or declaration of acceleration under one debt instrument could result in an event of default under one or more of our other debt instruments, including the Mortgage Notes.

               We may not be able to generate sufficient cash flow to meet our debt service obligations because our ability to generate cash depends on many factors beyond our control.

               Our ability to make scheduled payments due on our debt obligations and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. To a certain extent, this is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our debt obligations we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

               We may not be able to fulfill our repurchase obligations in the event of a change of control.

               If we experience certain specific change of control events, we will be required to offer to repurchase all outstanding Mortgage Notes at 101% of the principal amount of the Mortgage Notes plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. Any change of control would also constitute a default under the Senior Secured Credit Facility. Therefore, upon the occurrence of a change of control, the lenders under the Senior Secured Credit Facility would have the right to accelerate their loans and we would be required to prepay all of our outstanding obligations under the Senior Secured Credit Facility. We cannot assure you that we will have available funds sufficient to pay the change of control purchase price for any or all of the Mortgage Notes that might be delivered by holders of the Mortgage Notes seeking to accept the change of control offer. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change of control" under the Indenture.

               In addition, the Senior Secured Credit Facility contains, and any future credit agreement likely will contain, restrictions or prohibitions on our ability to repurchase the Mortgage Notes. In the event that these change of control events occur at a time when we are prohibited from repurchasing the Mortgage Notes, we could seek the consent of our lenders to purchase the Mortgage Notes or could attempt to refinance the borrowings that contain these prohibitions or restrictions. If we do not obtain our lenders' consent or refinance these borrowings, we will remain prohibited or restricted from repurchasing the Mortgage Notes. Accordingly, the holders of the Mortgage Notes may not receive the change of control purchase price for their Mortgage Notes in the event of a sale or other change of control. Our failure to make or consummate the change of control offer or pay the change of control purchase price when due will give the trustee and the holders of the Mortgage Notes the right to declare an event of default and accelerate the repayment of the Mortgage Notes. This event of default under the Indenture would in turn constitute an event of default under the Senior Secured Credit Facility.

Risks Relating Specifically to the Mortgage Notes
-------------------------------------------------

               The collateral securing the Mortgage Notes is subject to control by creditors with first-priority liens that rank ahead of the liens securing the Mortgage Notes. If there is a default, the value of the collateral may not be sufficient to repay both the first-priority creditors and the holders of the Mortgage Notes.

               The  Mortgage  Notes  are  secured  on a  second-priority  basis, subject to permitted liens, by a lien on substantially all assets now owned or hereafter acquired by LVSI, Venetian and our subsidiaries that guarantee the Mortgage Notes. Because the Mall is owned by the Mall II Subsidiary, which is not a guarantor of the Mortgage Notes, the assets consisting of the Mall will not be included in the collateral. The first-priority liens, subject to permitted liens, on the collateral secure or will secure our obligations under the Senior Secured Credit Facility, certain other future indebtedness permitted to be incurred by us or certain of our subsidiaries that guarantee the Mortgage Notes and that is designated by us, at the time of such incurrence, as first-priority lien secured indebtedness and certain hedging obligations. Although the holders of obligations secured by first-priority liens on the collateral and the holders of the Mortgage Notes will share in the proceeds of this collateral, the holders of obligations secured by the first-priority liens on the collateral will be effectively entitled to receive proceeds from any realization of the collateral to repay their obligations in full before the holders of the Mortgage Notes and the other obligations secured by second-priority liens receive any portion of those proceeds.

               The  value of the  collateral  in the event of  liquidation  will depend on market and economic conditions, the availability of buyers and other factors. Further, in any foreclosure sale of the collateral, the purchaser or operator of the facility would be subject to certain obligations under our existing cooperation agreement (including an obligation to pay shared expenses and maintain certain common areas) which may affect the liquidation value of the collateral securing the Mortgage Notes. We cannot assure you that the proceeds from the sale or sales of all of such collateral would be sufficient to satisfy the amounts outstanding under the Mortgage Notes and other obligations secured by the second-priority liens, if any, after payment in full of all obligations secured by the first-priority liens on the collateral. If these proceeds were not sufficient to repay amounts outstanding under the Mortgage Notes, then holders of the Mortgage Notes, to the extent not repaid from the proceeds of the sale of the collateral, would only have an unsecured claim against our remaining assets. As of June 30, 2002, on a pro forma basis after giving effect to the Refinancing Transactions, we had approximately $250.0 ___ million of indebtedness outstanding under the Senior Secured Credit Facility and approximately $75.0 million of borrowing availability under the Revolving Facility. Under the Indenture, we are permitted to incur up to $15.0 million of additional indebtedness that is secured by first liens on the note collateral and additional debt secured by first liens on the note collateral if certain financial conditions are met. In addition, we are permitted to issue additional notes if we meet certain financial tests. Our intercreditor agreement also permits the lenders under our Senior Secured Credit Facility to make certain "protective advances" in order to protect, preserve, repair and maintain their collateral. Any amounts so advanced will be included in the amounts secured by the first-priority liens in favor of the lenders under our Senior Secured Credit Facility. Such advances therefore could increase the aggregate first-priority senior secured claims on the collateral, even beyond the maximum commitments of such lender, thereby potentially disadvantaging the holders of the Mortgage Notes.

               The rights of the holders of the Mortgage Notes with respect to the collateral securing the Mortgage Notes will be limited pursuant to the terms of the intercreditor agreement. Under the intercreditor agreement, subject to certain standstill periods, the holders of the Mortgage Notes may foreclose on the collateral prior to the lenders under our Senior Secured Credit Facility, provided that the purchaser at the foreclosure sale (including the holders of the Mortgage Notes, if applicable) is required to concurrently pay all obligations under the Senior Secured Credit Facility in full. There can be no assurance that funds will be available to the holders of the Mortgage Notes at such time to pay the amounts due under the Senior Secured Credit Facility. Also, any release of the first priority liens upon any collateral approved by the holders of the first priority liens shall also release the second priority liens securing the Mortgage Notes on the same collateral; provided, that after giving effect to such release, the aggregate book value of all of the assets released does not exceed 10% of the total consolidated assets of LVSI as of June 4, 2002. Additional releases of collateral from the second-priority lien securing the Mortgage Notes are permitted under some circumstances. Finally, amendments to, or waivers of the first-priority lien collateral documents approved by the holders of the first-priority liens shall also be effective as to the second-priority lien collateral documents for the Mortgage Notes.

               The  Mortgage   Notes  are   effectively   subordinated   to  the
indebtedness of our subsidiaries that do not guarantee the Mortgage Notes.

               The Mortgage Notes will also be effectively subordinated to any of our indebtedness secured by assets other than the collateral securing the Mortgage Notes (to the extent of these assets) and to indebtedness of any of our subsidiaries that is not a guarantor of the Mortgage Notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Certain of our subsidiaries including the Mall II Subsidiary, the Phase II Subsidiary and our Macau subsidiaries, do not guarantee the Mortgage Notes. The Indenture also permits these subsidiaries to incur debt provided certain conditions are met. The Phase II Subsidiary plans to build the Phase II Resort, and plans to incur substantial indebtedness. In addition, we currently anticipate that we will need to incur substantial additional indebtedness to finance our Macau project.

               In addition, under the Indenture, we are allowed to make investments in the amount of $40.0 million in, and extend guarantees with respect to $90.0 million of indebtedness or other obligations of, our Macau subsidiaries for the development of our Macau project. We are also allowed to make investments of up to $20.0 million in the Phase II Subsidiary for the development of the Phase II Resort.

               As of June 30, 2002, after giving effect to the Refinancing Transactions, the non-guarantor subsidiaries had approximately $121.7 million of debt and other liabilities (including trade payables but excluding intercompany payables) outstanding. Our non-guarantor subsidiaries generated 7.9% of our consolidated net revenues in the six month period ended June 30, 2002 and held 14.5% of our consolidated total assets as of June 30, 2002.

               Bankruptcy laws may significantly impair the Mortgage Note holders' right to repossess and dispose of the collateral for the Mortgage Notes.

               The right of the trustee for the Mortgage Notes to repossess and dispose of the collateral securing the Mortgage Notes upon the occurrence of an event of default under the Indenture is likely to be significantly impaired by applicable bankruptcy law in the case of a bankruptcy case prior to such repossession and disposition. A bankruptcy case may be commenced by us, a holder of Mortgage Notes (subject to the provisions of the intercreditor agreement), the lenders under our Senior Secured Credit Facility or any other creditor, including a junior creditor.

               Under applicable bankruptcy law, secured creditors, such as the holders of the Mortgage Notes and the lenders under our Senior Secured Credit Facility, are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of collateral in their possession, without bankruptcy court approval. Moreover, applicable bankruptcy law permits the debtor to continue to retain and use the collateral even though the debtor is in default if the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral from diminution as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. It may include cash payments or the granting of additional security at such time and in such amount as the court may determine. In view of the lack of a precise definition of the term "adequate protection," the broad discretionary powers of a bankruptcy court and the possible complexity of valuation issues, it is impossible to predict how long payments under the Mortgage Notes could be delayed following commencement of a bankruptcy case, whether or when the trustee for the Mortgage Notes could repossess or dispose of the collateral or whether or to what extent, through the requirement of "adequate protection," the holders of the Mortgage Notes would be compensated for any delay in payment or loss of value of the collateral.

               Some of the factors that might affect the recovery of the Mortgage Note holders in these circumstances, include:

o a debtor in a bankruptcy case does not have the ability to compel performance of a "financial accommodation," including the funding of various undrawn loans contemplated to fund construction of the Phase IA Addition;

o lenders with liens senior to the liens securing the Mortgage Notes may seek and perhaps receive relief from the automatic stay to foreclose their respective liens; and

o the cost and delay of developing a confirmed Chapter 11 plan could adversely affect the present value of revenues.

The rights of the Mortgage Note holders to the collateral securing the Mortgage Notes could be impaired as a result of bankruptcy proceedings against other persons. In addition, in the event that a bankruptcy court orders our substantive consolidation with certain affiliated parties, payments on the Mortgage Notes could be delayed or reduced.

               Contract rights under certain of our agreements serve as some of the collateral for the Mortgage Notes. For example, some of our agreements with Interface Group-Nevada, Inc., the owner of the Expo Center, such as the cooperation agreement, serve as collateral for the Mortgage Notes. In the event a bankruptcy case were to be commenced by or against Interface Group-Nevada, Inc., it is possible that all or part of the cooperation agreement could be rejected by Interface Group-Nevada, Inc. or a trustee appointed in a bankruptcy case pursuant to section 365 or section 1123 of the United States Bankruptcy Code and thus not be specifically enforceable. In addition, to the extent any rejected agreement constitutes a lease of real property, the resulting claim of the lessor for damages resulting from termination may be capped pursuant to section 502(b)(6) of the Bankruptcy Code.

               The Mortgage Notes represent our obligations only and do not represent obligations of, and are not be guaranteed by, Interface Group-Nevada, Inc., the Principal Stockholder or any of their affiliates other than LVSI, Venetian and certain of their subsidiaries. Although we believe that we have observed and will observe certain formalities and operating procedures that are generally recognized requirements for maintaining our separate existence and that our assets and liabilities can be readily identified as distinct from those of Interface Group-Nevada, Inc., the Principal Stockholder or the other affiliates referred to in the previous sentence, we cannot assure holders of the Mortgage Notes that a bankruptcy court would agree, in the event that either Interface Group-Nevada, Inc., the Principal Stockholder or such other affiliates referred to in the previous sentence becomes a debtor under the Bankruptcy Code. Instead, if a bankruptcy court concludes that substantive consolidation of LVSI and Venetian with any affiliated party referred to in the first sentence of this paragraph is warranted, payments on the Mortgage Notes could be delayed or reduced.

               There are particular risks associated with gaming foreclosures.

               In the event of any foreclosure sale of the Casino Resort, the purchaser or the operator of the facility would need to be licensed in order to operate the casino under the Nevada Gaming Control Act. If the trustee for the Mortgage Notes or the lenders under the Senior Secured Credit Facility purchase the Casino Resort at a foreclosure sale and are unable or choose not to sell the casino, the trustee or the lenders, unless licensed themselves, would be required to retain a licensed entity under the Nevada Gaming Control Act in order to conduct gaming operations in the casino. The holders of the Mortgage Notes may have to be licensed or found suitable in any event. Because potential bidders who wish to operate the casino must satisfy these requirements, the number of potential bidders in a foreclosure sale could be less than in foreclosure sales of other types of facilities, and such requirement may delay the sale of, and may adversely affect the sales price for, the collateral.

               Releases of the guarantees of the Mortgage Notes or additional guarantees may be controlled, under some circumstances, by the collateral agent under the Senior Secured Credit Facility.

               The Mortgage Notes are guaranteed by certain of our domestic restricted subsidiaries that guarantee our obligations under the Senior Secured Credit Facility. If we create or acquire a domestic restricted subsidiary in the future and the collateral agent under the Senior Secured Credit Facility does not require that subsidiary to guarantee the obligations under the Senior Secured Credit Facility, then the subsidiary will not be required to guarantee the Mortgage Notes. In addition, under the Indenture, a guarantee of the Mortgage Notes made by a guarantor will be released without any action on the part of the trustee or any holder of Mortgage Notes if the collateral agent under the Senior Secured Credit Facility releases the guaranty of the obligations under the Senior Secured Credit Facility made by that guarantor. Additional releases of the guarantees of the Mortgage Notes are permitted under some circumstances.

               Federal and state statutes allow courts, under specific circumstances, to void the guarantees and the liens securing the guarantees of the Mortgage Notes and require holders of the Mortgage Notes to return payments received from us or the guarantors.

               Our creditors or the creditors of our guarantors could challenge the guarantees and the liens in connection with the Mortgage Notes as fraudulent conveyances or on other grounds. Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the delivery of the guarantees and the grant of the second-priority liens securing the guarantees could be found to be a fraudulent transfer and declared void if a court determined that the guarantor of the Mortgage Notes, at the time it incurred the indebtedness evidenced by its guarantee and lien:

o delivered the guarantee and granted the lien with the intent to hinder, delay or defraud its existing or future creditors; or

o received less than reasonably equivalent value or did not receive fair consideration for the delivery of the guarantee and the incurrence of the lien and any of the three following conditions apply:

o was insolvent or rendered insolvent at the time it delivered the guarantee and granted the lien;

o was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

o intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

               If a court declares either the guarantees or the liens to be void, or if the guarantees must be limited or voided in accordance with their terms, any claim that the holders of the Mortgage Notes may make against us for amounts payable on the Mortgage Notes would be unsecured and, with respect to amounts claimed against the guarantors, subordinated to the debt of our guarantors, including trade payables. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

o the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

o if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

o    it could not pay its debts as they become due.

                  On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the Mortgage Notes, is not insolvent, does not have unreasonably small capital for the business in which it is engaged and does not incur debts beyond its ability to pay such debts as they mature. We cannot assure a holder of the Mortgage Notes, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Risks Relating to Our Business
------------------------------

               Our business is subject to significant contingencies beyond our control, including the aftermath of terrorist acts, which may significantly and adversely affect our financial condition, results of operations or cash flows.

               Our operations are subject to significant business, economic and regulatory uncertainties and contingencies, many of which are beyond our control. On September 11, 2001, acts of terrorism occurred in New York City, Pennsylvania and Washington D.C. As a result of these terrorist acts, domestic and international travel was severely disrupted. As approximately [48]% of our customers use air travel to come to Las Vegas, these terrorist acts and travel disruptions decreased customer visitation to the Casino Resort. While air travel levels have rebounded, we cannot predict the extent to which the events of September 11th may continue to affect us, directly or indirectly, in the future. Any further terrorist act, outbreak of hostilities or escalation of war could have a material adverse effect on the economy in general and on the hotel/casino business in particular or could further disrupt air travel, which would adversely affect our financial condition, results of operations or cash flows. We cannot assure you that we will continue to manage the Casino Resort on a profitable basis or that we will be able to attract a sufficient number of guests, gaming customers and other visitors to the Casino Resort to make its various operations profitable independently or as a whole.

               We face significant competition which could materially adversely affect our financial condition, results of operations or cash flows.

               The hotel, resort and casino businesses are highly competitive. The Casino Resort competes with a large number of major hotel-casinos and a number of smaller casinos located on and near the Strip and in and near Las Vegas, including other upscale destinations such as The Bellagio, Mandalay Bay and Paris. We expect competition to increase with the announced construction of Le Reve, an approximately 2,500-room resort to be built on the site of the former Desert Inn, one block north of the Casino Resort, on the corner of Las Vegas Boulevard and Sands Avenue (anticipated to open in late 2004), and the announced construction of an approximately 1.8 million square foot convention center at Mandalay Bay. We also compete, to some extent, with other hotel-casino facilities in Nevada and in Atlantic City, as well as hotel-casinos and other resort facilities and vacation destinations elsewhere in the United States and around the world. Many of our competitors are subsidiaries or divisions of large public companies and may have greater financial and other resources than we have.

               We also compete with legalized gaming from casinos located on Native American tribal lands. In March 2000, California voters approved an amendment to the California Constitution permitting Native American tribes in California to operate a limited number of slot and video poker machines and house-banked card games. The governor of California has entered into compacts with numerous tribes in California. The federal government has approved approximately 60 such compacts, and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California and other areas located near the Casino Resort could have an adverse effect on our results of operations.

               In addition, certain states have legalized, and others may legalize, casino gaming in specific areas, including metropolitan areas from which we traditionally attract customers, such as New York, Los Angeles, San Francisco and Boston. In October 2001, the New York legislature approved a bill for expanded casino gaming on Native American reservations in the State of New York. Such proliferation of gaming venues, by luring customers close to home and away from Las Vegas, could significantly and adversely affect our financial condition, results of operations or cash flows.

               Competition will be increasing for the Congress Center and the Expo Center as a result of certain planned additional convention and meeting facilities as well as the enhancement or expansion of existing convention and meeting facilities in Las Vegas, which could have a negative impact on our business. With the expansion of its facilities, the Las Vegas Convention Center, a 3.2 million square foot convention and exhibition space facility, will continue to be a major competitor of the Expo Center and will be able to solely host many large trade shows which had previously split space between the Las Vegas Convention Center and the Expo Center. In addition, we anticipate increased competition from the MGM Grand Hotel and Casino, the Mirage and Mandalay Bay, which are all adding conference and meeting facilities. To the extent that these competitors are able to capture a substantially larger portion of the trade show and convention business in Las Vegas, there could be a material adverse impact on the Congress Center and on the Expo Center and in turn, our financial position, results of operations and cash flows, given the Casino Resort's link to the Expo Center. Other cities such as Boston, Orlando and Pittsburgh are also in the process of developing, or have announced plans to develop, convention centers and other meeting, trade and exhibition facilities that could in the long term materially adversely affect us.

               We are involved in a lawsuit with the Construction Manager for the original construction of the Casino Resort, which could adversely affect our financial condition, results of operations or cash flows.

               The original construction of the principal components of the Casino Resort was undertaken by the Construction Manager under the Construction Management Contract. The Construction Management Contract established the Final GMP of $645.0 million, subject to various exceptions, and required a substantial completion date for the Casino Resort of April 21, 1999. In July 1999, we filed a lawsuit in federal court against the Construction Manager, Bovis and various other parties for breach of contract and breach of guaranty, including failure to pay trade contractors and vendors and failure to meet the April 21, 1999 substantial completion date for the Casino Resort. We are seeking total damages in excess of $100.0 million. In response, the Construction Manager has filed a complaint against us for breach of contract and quantum meruit and also alleging that we defrauded the Construction Manager in connection with the construction of the Casino Resort. The Construction Manager is seeking damages, attorney's fees, costs and punitive damages and claims that it is owed approximately $90.0 million from us.

               In connection with these disputes, the Construction Manager and its subcontractors filed mechanics liens against the Casino Resort for approximately $145.6 million and $182.2 million. We then purchased surety bonds for all of the claims underlying these liens other than approximately $15.0 million of claims with respect to which the Construction Manager purchased bonds. As a result, there can be no foreclosure of the Casino Resort in connection with the claims of the Construction Manager and its subcontractors. However, we will be required to pay or immediately reimburse the bonding company if, and to the extent that, the underlying claims are judicially determined to be valid.

               It is not yet possible to determine the ultimate outcome of this litigation, including the likelihood of loss or a range of loss amounts. Although we have purchased the Insurance Policy for loss coverage for a portion of certain specified potential losses, if this litigation or other proceedings concerning the claims of the Construction Manager or its subcontractors were decided adversely to us and were not covered by the Insurance Policy, this litigation or other proceedings could have a material adverse effect on our financial position, results of operations or cash flows.

               There  are   significant   risks   associated  with  our  planned
construction projects, which could adversely affect our financial condition, results of operations or cash flows.

               Our on-going and future construction projects, such as the Phase IA Addition, entail significant risks. Construction activity requires us to obtain qualified subcontractors, the availability of which may be uncertain. Contractual projects are subject to overrun and delays not within our control or our subcontractors' control such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize or prevent the construction or opening of such projects or otherwise affect the design and features of the Phase IA Addition or other projects or our ability to preempt our competition.

               The anticipated costs and completion date for the Phase IA Addition are based on budgets, conceptual design documents and schedule estimates that we have prepared with the assistance of architects and are subject to change as the design documents are finalized and more actual construction work is performed. To date, we have completed the design and plans for the expansion of the parking garage, the addition of the 1000-room hotel tower to be built on top of the parking garage and the approximately 150,000 square foot conference center, and have substantially completed the foundation and support systems for the hotel tower and the additional conference center space. [We have hired a general contractor for the parking garage work and have finalized contracts with the majority of the trade contractors for the hotel work, but we have not yet selected or finalized agreements with a general contractor for the meeting and conference center and/or all of the trade contractors for the hotel work and the meeting and conference center. We have also not yet hired trade contractors for various aspects of the Phase IA Addition.] We cannot assure you that we will agree with general or trade contractors on financial and other terms that will meet our forecasted cost budget and timeline. In addition, we cannot assure you that we will avoid cost overruns that will not be covered by a general contractor, trade contractors or insurance or that we will be able to complete construction on schedule. If we incur significant cost overruns that are not covered by the general contractor, trade contractors or insurance, we may not be able to arrange for additional financing to pay for such costs. A failure to complete the Phase IA Addition on budget and on schedule may adversely affect our financial condition, results of operations or cash flows.

               In addition, the construction of the Phase IA Addition is intended to be funded by the lenders under the Senior Secured Credit Facility. Pursuant to the Senior Secured Credit Facility, we may obtain loan proceeds only upon satisfaction of certain conditions precedent, some of which are subject to the discretion of the lenders. We cannot assure you that we will be able to satisfy such conditions precedent to the satisfaction of such lenders or that, even if we do satisfy such conditions, such lenders will perform their obligations under the Senior Secured Credit Facility and fund the loans. If we are unable to obtain loan proceeds under the Senior Secured Credit Facility, we cannot assure you that we will have access to other funds as may be required to complete the Phase IA Addition. Our failure to obtain the loan proceeds or such other funds to complete the Phase IA Addition could materially and adversely affect our financial condition, results of operation and cash flows.

               Mechanic's  liens,   under  Nevada  law,  on  the  Mortgage  Note
collateral will have priority over the liens securing the Mortgage Notes.

               Nevada law provides contractors, subcontractors and materials suppliers with a lien on the real property being improved by their services or supplies in order to secure their right to be paid. Such parties may foreclose on their liens if they are not paid in full. The priority of all mechanics' liens arising out of a particular construction project relates back to the date on which construction of the project first commenced. Because construction of the Phase IA Addition had already begun, all mechanics' liens arising out of the Phase IA Addition, regardless of when filed, will have priority over the lien on the real property assets of the Casino Resort securing the Mortgage Notes, issued by us in June 2002. We have obtained, for the benefit of the holders of the Mortgage Notes, title insurance that provides coverage for any and all mechanics liens that may be filed in connection with the Phase IA Addition.

               The loss of our gaming license or our failure to comply with the extensive regulations that govern our operations could have a material adverse effect on our financial condition, results of operations or cash flows.

               Our gaming operations and the ownership of our securities are subject to extensive regulation by the Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming Licensing Board. These gaming authorities have broad authority with respect to licensing and registration of our business entities and individuals involved with us, including the holders of the Mortgage Notes.

               Although we currently hold a gaming license issued by the Nevada gaming authorities, these authorities may, among other things, revoke the gaming license of any corporate entity or the registration of a registered corporation or any entity registered as a holding company of a corporate licensee for violations of gaming regulations. In addition, the Nevada gaming authorities may, under certain conditions, revoke the license or finding of suitability of any officer, director, controlling person, shareholder, noteholder or key employee of a licensed or registered entity. If our gaming licenses were revoked for any reason, the Nevada gaming authorities could require the closing of the casino, which would have a material adverse effect on our business.

               From time to time, the Nevada State Gaming Control Board investigates or reviews the records of gaming companies for compliance with gaming regulations as part of its regular oversight functions. We have been and are being investigated and a number of violations have been alleged, which may result in a penalty or penalties. A majority of these incidents occurred in the first year of our operations. We do not believe that these violations will result in a material adverse effect on our business or operations.

               We may be required to disclose the identities of the holders of the Mortgage Notes to the Nevada gaming authorities upon request. The Nevada Gaming Commission may in its discretion require the holders of the Mortgage Notes to file an application, be investigated and be found suitable to hold the Mortgage Notes. In addition, the Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a company registered by the Nevada Gaming Commission as a publicly traded corporation to file an application, be investigated and be found suitable to own such debt security. If a record or beneficial holder of a Mortgage Note is required by the Nevada Gaming Commission to be found suitable, such owner will be required to apply for a finding of suitability within 30 days after request of such gaming authority or within such earlier time prescribed by such gaming authority. The applicant for a finding of suitability must pay all costs of the investigation for such finding of suitability. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Gaming Control Act, we can be sanctioned, including the loss of our approvals, if, without the prior approval of the Nevada Gaming Commission, we:

o pay to the unsuitable person any dividend, interest, or any distribution whatsoever;

o recognize any voting right of the unsuitable person with respect to such securities;

o    pay the unsuitable person remuneration in any form; or

o make any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

               We are currently registered by the Nevada Gaming Commission as a publicly traded corporation.

               Each holder of the Mortgage Notes will be deemed to have agreed, to the extent permitted by law, that if the Nevada gaming authorities determine that a holder or beneficial owner of the Mortgage Notes must be found suitable (whether as a result of a foreclosure of the casino or for any other reason), and if that holder or beneficial owner either refuses to file an application or is found unsuitable, that holder shall, upon our request, dispose of its Mortgage Notes within 30 days after receipt of our request, or earlier as may be ordered by the Nevada gaming authorities. We will also have the right to call for the redemption of Mortgage Notes of any holder at any time to prevent the loss or material impairment of a gaming license or an application for a gaming license at a redemption price equal to:

o the lesser of (1) the cost paid by the holder, (2) 100% of the aggregate principal amount of the Mortgage Notes or (3) the fair market value of the Mortgage Notes, in each case, plus accrued and unpaid interest and liquidated damages, if any, to the earlier of the date of redemption, or earlier as may be required by the Nevada gaming authorities or the finding of unsuitability by the Nevada gaming authorities; or

o    such other price as may be ordered by the Nevada gaming authorities.

               In addition, our exchange offer for the Mortgage Notes, including the hypothecation of our assets, and any future public offering of debt or equity securities by us, requires the prior approval of the Nevada Gaming Commission if we intend to use the securities or the proceeds from the sale thereof to pay for construction of, or to acquire an interest in, any gaming facilities in Nevada, to finance the gaming operations of an affiliated company or to retire or extend obligations incurred for any such purpose.

               Certain Nevada gaming laws apply to our planned gaming activities and associations in Macau.

               Certain Nevada gaming laws also apply to our gaming activities and associations in jurisdictions outside the state of Nevada. We are required to comply with certain reporting requirements concerning our proposed gaming activities and associations occurring outside the state of Nevada, including Macau. We are also subject to disciplinary action by the Nevada Gaming Commission if we:

o knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation; o fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

o engage in any activity or enter into any association that is unsuitable for us because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

o engage in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees; or

o employ, contract with or associate with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability, or who has been found guilty of cheating at gambling.

               In addition, if the Nevada State Gaming Control Board determines that one of our actual or intended activities or associations in a foreign gaming operation may violate one or more of the foregoing, we can be required by it to file an application with the Nevada Gaming Commission for a finding of suitability of such activity or association. If the Nevada Gaming Commission finds that the activity or association in the foreign gaming operation is unsuitable or prohibited, we will either be required to terminate the activity or association, or we will be prohibited from undertaking the activity or association. Consequently, should the Nevada Gaming Commission find that our gaming activities or associations in Macau are unsuitable, we may be prohibited from undertaking our planned gaming activities or associations in Macau.

               We  depend  on  the  continued   services  of  key  managers  and
employees. If we do not retain our key personnel and attract and retain other highly skilled employees, our business will suffer.

               Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including Sheldon
G. Adelson, the Principal Stockholder. Only William Weidner, Bradley Stone and Robert Goldstein have employment agreements. The employment agreements do not require them to stay with us. We cannot assure you that any of these individuals will remain with us. We currently do not have a life insurance policy on any of the members of our senior management team. The death or loss of the services of any of our senior managers or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.

               Our business, policies, affairs and all major corporate decisions are controlled by the Principal Stockholder, whose interest may not be fully aligned with the holders of our securities.

               Mr. Adelson beneficially owns approximately 95% of LVSI's outstanding common stock. Our board of directors is comprised of two persons, one of whom is Mr. Adelson. Mr. Adelson has two votes for all matters before the board of directors, whereas the other board member has only one vote. As a result, Mr. Adelson controls our business, policies and affairs, including the election of directors and all major corporate transactions and could prevent a change of control. His interests may not be fully aligned with, and could conflict with the interests of, the holders of our securities.

               The Indenture does not contain any prohibition on the ability of Mr. Adelson or any of his affiliates to purchase, refinance, replace or otherwise acquire our indebtedness secured by liens prior to the liens in favor of the holders of the Mortgage Notes, including indebtedness under the Senior Secured Credit Facility. To the extent Mr. Adelson acquires interests in such indebtedness, we cannot assure you that he would not be in a position to exercise rights or remedies under state or bankruptcy laws or otherwise that could materially adversely affect the interests of the holders of the Mortgage Notes.

               Mr. Adelson owns Interface Group-Nevada, Inc., the owner of the Expo Center, which may result in potential conflicts of interest. The Expo Center, on the one hand, and the Congress Center and the meeting and conference space that is a part of the Phase IA Addition, on the other hand, are potential competitors in the business conference and meetings business. Under a cooperation agreement with the Expo Center, we have agreed that, with respect to the Phase IA Addition, except under certain circumstances, we will not conduct, or permit to be conducted at the Casino Resort, trade shows or expositions of the type generally held at the Expo Center. Furthermore, marketing practices that are intended to benefit the Expo Center may have a detrimental effect on the Casino Resort.

               The construction of the Phase II Resort and Phase IA Addition could have an adverse effect on the Casino Resort.

               We are currently in the process of constructing the Phase IA Addition on top of the Casino Resort's existing parking garage and on land adjacent to it. In addition, through the Phase II Subsidiary, we are planning to construct the Phase II Resort, which would consist of a hotel, casino, restaurant, dining and entertainment complex, and meeting and conference center space on a 15-acre site adjacent to the Casino Resort. Although we intend to construct the Phase IA Addition and the Phase II Resort with minimal impact on the Casino Resort, we cannot assure you that the construction will not disrupt the operations of the Casino Resort or that it will be implemented as planned. Therefore, the construction of the Phase IA Addition and the Phase II Resort may adversely impact the businesses, operations and revenues of the Casino Resort.

               The common ownership and management of the Casino Resort and the Phase II Resort could have an adverse effect on the Casino Resort.

               The common ownership of the Casino Resort and the Phase II Resort may result in potential conflicts of interest because the Phase II Resort will be a potential competitor to the Casino Resort. For example, we may offer discounts and other incentives for visitors to stay at the Phase II Resort, which might result in a competitive advantage of the Phase II Resort over the Casino Resort. In addition, we may also choose to allocate certain business opportunities, such as potential restaurant, dining and entertainment tenants or requests for room reservations, to the Phase II Resort instead of the Casino Resort. Although common ownership of both the Casino Resort and the Phase II Resort may result in economies of scale, efficiencies and joint business opportunities for the two resorts, the Casino Resort may, in certain circumstances, bear the greater burden of the expenses that are shared by both resorts. In addition, we expect to lease and operate the casino for the Phase II Resort, so that management's time may be split between overseeing the operation of each resort. In certain circumstances, management may devote more time to the ownership and operations responsibilities of the Phase II Resort than those of the Casino Resort.

               We may be adversely affected by union activities in Las Vegas.

               Although our employees are not covered by collective bargaining agreements, most major casino resorts situated on the Strip have collective bargaining agreements with unions such as the Local 226 of the Hotel Employees and Restaurant Employees International Union. Although we do not expect such a strike to impact our work force or operations directly, no assurance can be given that a major strike would not adversely affect Las Vegas business and visitation levels generally by generating negative publicity. As a result, our business may be adversely affected if such a major strike were to occur.

               Entering into new ventures involves business and financial risks, including litigation risks and the risk of loss of our Nevada gaming licenses.

               We are assessing the possibility of developing and operating an Internet gaming site and are currently exploring other business opportunities for expansion, including Native American gaming and the possibility of operating casino resorts in certain foreign jurisdictions. It is unclear how long it would take, or if it would be feasible or attractive, for us to develop, operate, obtain the necessary regulatory approvals for, acquire land in connection with or take any of the other necessary business risks and measures to complete any of these ventures. If we are successful in launching any such ventures, if at all, we cannot assure you that any of these projects would be successful, or that they would not have a material adverse effect on our financial position, results of operations or cash flows.

               We are currently in the process of negotiating agreements to develop and operate one or more hotel, casino and convention centers in Macau. Our Macau joint venture is subject to significant political, economic and social risks inherent in doing business in an emerging market such as China. Although our Macau joint venture has been granted a concession to operate casinos in Macau, we cannot assure you that the joint venture will be successful, that we will be able to acquire permanent and temporary operating sites on acceptable terms or at all, or that our concession licenses will not be revoked. In particular, some of the risks involved in the joint venture and licensing process include:

o    diversion of management's attention away from the other business concerns;

o risks associated with a new and developing regulatory process which could result in the revocation of our concession or other required licenses in Macau;

o    the possible taking of property without agreement on fair compensation;

o restrictions on foreign partnerships and alliances, foreign ownership and/or possible discrimination against foreign owned business;

o delayed implementation regarding effective controls regarding criminal organizations;

o    potential conflicts between local and national governments;

o the risk that we will not be able to reach final agreement with our joint venture partners, which would result in the concession being revoked;

o the risk that we will not be able to acquire rights to build on suitable sites; and o risks associated with obtaining project financing.

                  We believe that future regulatory developments in China will not unduly limit our planned investment. However, we cannot assure you at this time that all our planned activities in Macau will be permitted or economically feasible. Therefore, our planned investments in China could be jeopardized.

                  Furthermore, in October 2001 before agreeing to join Galaxy Casino Company Limited, our subsidiary, Venetian Venture, entered into a non-binding letter of intent with Asian American Entertainment Corporation, Limited ("AAEC"), a Macau corporation whose largest shareholder is China Development Industrial Bank, a Taiwanese bank, to enter into a joint venture to obtain a casino license in Macau. In February 2002, we elected to exercise our right to terminate this letter of intent and to create a venture with other parties to seek a Macau casino license. AAEC has threatened, in a press release, to sue us in connection with our termination of the letter of intent and the potential awarding of a casino license to our new joint venture Galaxy Casino Company Limited. We believe that AAEC's claims lack merit and, if sued by AAEC, we intend to defend ourselves vigorously.

               Our insurance coverage may not be adequate to cover all possible losses that the Casino Resort could suffer. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

               We are dependent on the operations of the Venetian Hotel Casino, which occupies a single site. The September 11th terrorist attacks have substantially affected the availability of insurance coverage for certain types of damages or occurrences. In addition, insurance premiums have increased on available coverage. We renewed our property and casualty insurance policies in April 2002. We were not able to purchase new insurance policies or renew our existing policies on terms as favorable as the terms of our prior policies. The costs of our new insurance policies are higher as a result of the general increase in premium levels. Our new insurance policies exclude from coverage certain losses and damages that were covered under our prior insurance policies. In particular, we have substantially reduced insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts.

               On May 16, 2002, Interface Group-Nevada Inc., the owner of the Expo Center, received a letter from the lender under the Expo Center mortgage facility stating that it believes that insurance coverage is required for acts of terrorism under the Expo Center mortgage facility and requesting that Interface Group-Nevada, Inc. obtain such coverage. Interface Group-Nevada, Inc. has informed us that it believes that, notwithstanding such lender's request, it is not required under the mortgage facility to obtain any terrorism coverage. Nevertheless, Interface Group-Nevada, Inc. has obtained terrorism coverage that it believes fully complies with its lender's request. If it is determined that terrorism coverage is required under the Expo Center mortgage facility and that the existing Interface Group-Nevada, Inc. insurance coverage does not comply with the applicable requirements, Interface Group-Nevada, Inc. has informed us that it will seek to either comply with the requirements or refinance and/or repay the Expo Center mortgage facility.

               If there is an act of terrorism that affects the Casino Resort, the Mall and/or the Expo Center, there may not be sufficient insurance proceeds to cover the costs of restoring the collateral. Therefore, we could be exposed to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist acts.

               In addition to the damage caused to our property by a casualty loss (such as fire, natural disasters, acts of war or terrorism), we may suffer disruption of our business in such event or be subject to claims by third parties injured or harmed. While we carry business interruption insurance and general liability insurance, such insurance may not be adequate to cover all losses in such event.

               Our new insurance policies terminate in April 2003. The cost of coverage may become so high that we may need to reduce our policy limits or agree to certain exclusions from our coverage.